VIA EDGAR

July 16, 2010

Alison White, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.)
Separate	Account N - File Nos. 811-5130, 333-152409 (CVUL)
Separate	Account A - File Nos. 811-4834, 333-153252 (MVCOLIX)

John Hancock Life Insurance Company of New York

Separate	Account B - File Nos. 811-8329, 333-152408 (CVUL)
Separate	Account B - File Nos. 811-8329, 333-153253 (MVCOLIX)

(collectively, the “Registrants”)

Dear Ms. White:

This letter is in response to your comments conveyed by telephone on June 25, 2010 to the Rule 485(a) amendments filed on May 28, 2010 with respect to the above-captioned registration statements for John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York (collectively, “the Company”).

As the majority of Staff comments pertained to the Early Termination Fee Endorsement, we have provided below some additional background as to the nature of this endorsement and how it will be used.

Both the CVUL and MVCOLIX insurance policies were originally designed for large organizations, typically publicly-owned companies, to fund benefit plans for employees. We typically refer to these clients as “large case COLI.” In such organizations, these benefit plans generally stay in place for long periods of time and are subject to ongoing compliance oversight and governance. In addition, the insurance policies and other assets that are set aside to fund these plans are often held in trust specifically for the purpose of paying plan benefits. The assets are usually not accessible for other purposes except in the case of the insolvency of the organization. As such, we do not impose a surrender charge on these policies, as our experience has shown that early surrenders or substantial early withdrawals are unlikely. It is more likely, however, that holders of such policies may decide to replace or exchange them with other policies; and we therefore impose a Replacement fee on these policies.

We have recently discovered an interest in this product on the part of smaller businesses and other clients in which these products are currently not offered for sale today. For example, cases in which the policies would be individually-owned or owned by small businesses organized as “pass-through” entities for tax purposes with respect to such business owner. We typically refer to these clients as “small case COLI.” In contrast to the above large case COLI clients, the benefit plans established by these clients are subject to frequent changes in funding levels and future commitments. The business owners have more discretion and are not subject to the same degree of compliance oversight. In addition, the assets (including insurance assets) set aside to fund such plans usually remain available for uses other than the funding of the originally-planned benefits. In short, our experience is that these cases present risks in connection with early surrenders or significant early withdrawals that are not present to the same degree with large case COLI.

The disclosure contained in the amendments to the registration statements describing the Early Termination fee will be provided to all new purchases of the CVUL and MVCOLIX life insurance policies. The Company has developed underwriting standards for determining whether to issue the endorsement. These standards are intended to identify whether a particular applicant presents a heightened risk of early termination as described above. These standards are reasonable, will be applied uniformly, and are not unfairly discriminatory. To date, over 40 states have approved the endorsement and we expect to obtain the remaining state approvals over the next month or so.

Additional information is provided below in response to the Staff’s specific questions related to the Early Termination Fee Endorsement.

1. Early Termination Fee Comments

(a)	Please explain why the Registrants submitted the amendments to the above-captioned registration statements via Rule 485(a) rather than by initial registration?

Response: The Registrants submitted the amendments via Rule 485(a), as they intend to offer the same life insurance policy to both large and small case COLI purchasers. The only difference being the addition of the Early Termination Fee Endorsement, which will be attached to the policy when issued for those policies that meet the Company’s underwriting standards for identifying cases that present a heightened risk of early termination. Otherwise, all of the same terms and conditions of the policy apply.

The effect of the endorsement is merely to implement an additional transaction fee that applies to one category of future purchasers and that does not apply to another category of purchasers. Such fee variations based on differences in risks are very common in the context of variable life policies within a single form N-6 registration statement. There is no requirement that such variations be reflected in a separate registration statement, and Form N-6 itself recognizes in various places that fee variations may be reflected within a single prospectus and registration statement. Indeed, when adopting Form N-6, the Commission specifically considered the question of whether the prospectus fee table ought to include a column disclosing whether each fee would be deducted under all policies or only under certain policies. Ultimately, however, the Commission rejected that approach, noting in the adopting release:

[T]he fee table, as adopted, does not include this column. Registrants that desire to indicate that a charge is not applicable to all policies may do so through footnotes to the fee table or some similar means. Rel. No. 33-8088 at II.A.2. (April 12, 2002).

Nor do we believe that the fact that the Early Termination fee is provided pursuant to the terms of an endorsement to the policy (rather than in some other part of the policy) has any bearing on whether a separate registration statement should be used. As a matter of insurance and contract law, an endorsement forms a part of the policy and the legal effect of including any item in a policy endorsement is exactly the same as if it were included in any other part of the policy. Moreover, a wide variety of variations in benefits and fees are customarily provided by riders or endorsements in connection with variable life policies without giving rise to any requirement for a separate registration statement. We see no reason for a different result with respect to the Early Termination Fee Endorsement.

Finally, using a single prospectus to cover both large case and small case COLI has the advantage of eliminating any need to maintain stocks of two different prospectuses for the same policy (i.e., one for each transaction fee variation) and eliminating the attendant risk that a purchaser might be inadvertently provided a prospectus that described incorrect fees.

(b)	Please advise whether the Early Termination fee will be implemented on a policy by policy basis.

Response: The Early Termination Fee Endorsement will be issued as described above. We have revised the disclosure of the Early Termination fee under the “Description of charges at the policy level – Deductions from policy value” as follows:

Early Termination fee – Commencing [July xx, 2010] in states where approved, we will automatically issue the Early Termination Fee Endorsement with all new policies described in this prospectus that we determine ~~thorough our current~~ according to our underwriting standards ~~practices~~ present a heightened risk of early termination. These standards will be (i) designed to identify cases that expose us to potential increased costs resulting from early surrenders or withdrawals, (ii) will be uniformly applied and reasonable, and (iii) will not unfairly discriminate against any purchaser. For example, ~~W~~we will take into account factors such as the nature of the purchaser (individual or corporate), the size and business type of any corporate purchaser and the purposes for which the insurance is being purchased. ~~We will determine whether to issue the Early Termination Fee Endorsement pursuant to uniformly applied standards that are reasonable, and that are not unfairly discriminatory.~~

(c)	Please explain if there is any precedence for this type of charge.

Response: The Early Termination fee is akin to surrender charges that are commonly assessed on non-COLI life insurance policies that have early surrender/withdrawal risks that are similar to those for the small case COLI. As described above, fee variations based on differences in risks are very common in the context of variable life insurance policies within a single N-6 registration statement.

(d)	Please explain why the fee is termed “Early Termination” fee as opposed to “Withdrawal” fee.

Response: It has been the Company’s practice in the relevant policy forms and prospectuses to use the term “withdrawal” to refer to a withdrawal of less than a policy’s full net cash surrender value and to use the term “surrender” to refer to a surrender of the policy for its full net cash surrender value. As the fee applies to both full surrenders and withdrawals in early policy years, it is the Company’s preference to use the term “Early Termination fee” to collectively refer to the fee for both types of transactions. The term “Withdrawal” fee seems to imply that the fee would not apply to a full surrender. “Early Termination fee” is also the term used in the related endorsement.

In any event, we would emphasize that the prospectus (as modified by the supplement) includes repeated disclosure that the Early Termination fee would apply in the case of partial withdrawals; and disclosure of that type appears at each point in the prospectus where a reader might conceivably be in any doubt as to the matter.

(e)	Please simplify footnote 4. Also, please include disclosure as to how a prospective purchaser can obtain additional information.

Response: We have revised the disclosure in footnote 4 to simplify the language and remove some of the redundant information that is already contained in the amendment under “Description of charges at the policy level – Deductions from policy value.” We have also revised the footnote to include disclosure as to how the policy owner can obtain additional information. The balance of the disclosure we believe is consistent with the requirements of Form N-6 for fees and charges that depend upon insured characteristics.

4. ~~If your policy is issued with the Early Termination Fee Endorsement, we will assess a fee upon a withdrawal or surrender of the policy during the first 7 policy years (if such surrender is not subject to a Replacement fee).~~ This fee is applicable only to policies issued with the Early Termination Fee Endorsement. The fee ~~charge~~ deducted will be equal to the percentage shown in your policy multiplied by the lesser of either the sum of premiums paid to date at the time the fee ~~charge~~ is applied or the Early Termination Fee Calculation Limit shown in your policy. The Early Termination Fee Calculation Limit varies by issue age, sex of the insured person and policy duration. ~~The percentage applied is dependent upon the policy year during which the transaction occurs.~~ The minimum rate shown in the table is for a 20 year old female;~~. T~~ the maximum rate ~~shown in the table~~ is for a 90 year old male; and ~~T~~ the representative insured person ~~referred to in the table~~ is a 45 year old male. The fees ~~charges~~ shown in the table are the amounts that would apply to a surrender in the first policy year ~~of the charge period~~ assuming the premiums that have been paid ~~in the first policy year is~~ are equal to the Early Termination Fee Calculation Limit in the first policy year. See “Description of charges at the policy level - Deductions from policy value” or contact your John Hancock representative for more information about the Early Termination Fee Calculation Limit and whether the Early Termination fee will be applicable to your policy. ~~A pro-rata portion of the Early Termination fee will be deducted upon a request for a withdrawal (see “Description of charges at the policy level – Deductions from policy value”). If a Replacement fee will be deducted with respect to the surrender of this policy, any pro-rata portion of the Early Termination fee which has been deducted during the first 7 policy years will be subtracted from the amount of the Replacement fee which would otherwise be deducted.~~

(f)	Please explain why the Early Termination Fee Endorsement does not detail that the rate calculation will be based on the issue age and sex of the insured as disclosed in footnote 4 and under the description of charges section of the amendments.

Response: Upon issuance of the policy with the endorsement, the Early Termination Fee Calculation Limits will be shown in the Policy Specifications portion of the endorsement as specific dollar amounts. The issue age and sex of the insured affect the amount of the Early Termination fee only by virtue of the fact that the Early Termination Fee Calculation Limits vary by age and sex. However, the Early Termination Fee Calculation Limits for any given insured (based on that insured’s age and sex) do not change after issuance. Accordingly, it would not be particularly illustrative for the endorsement to include this type of disclosure. Nor is any such reference a requirement under state insurance law for the endorsement, which has been approved in over 40 states to date.

(g)	Under the “Description of charges at the policy level – Deductions from policy value” section of the amendment, please include examples of how the Early Termination fee is calculated and how it would interact with the Replacement fee.

Response: We have revised the “Description of charges at the policy level – Deductions from policy value” section of the amendment to include the following two examples:

To be inserted after the last sentence in the second paragraph1: For example, assume a policy owner with the Early Termination Fee Endorsement requests a full surrender in policy year 5, where the Early Termination Fee Calculation Limit equals $60,000, the total premiums paid to date equal $50,000 and the applicable fee percentage for policy year 5 is 2%. The resulting Early Termination fee for the full surrender will equal $1,000 (2% multiplied by the lesser of $60,000 or $50,000). No Replacement fee is assessed.

To be inserted after the last sentence in the fourth paragraph: For example, assume a policy owner with the Early Termination Fee Endorsement has taken a withdrawal for which we assessed a pro-rata Early Termination fee of $1,000. If the policy is later replaced or exchanged after the Early Termination fee charge period, and the applicable Replacement fee for that later transaction is determined to be $3,000, then we would assess a reduced Replacement fee equal to $2,000 ($3000-$1000).

(h)	Under the “Description of charges at the policy level – Deductions from policy value” section of the amendments, please add, “[w]e will automatically issue the Early Termination Fee Endorsement to all new policies described in this prospectus.”

Response: We have revised the disclosure in the first sentence under the “Description of charges at the policy level –Deductions from policy value” section of the amendments as described above under item 1(b).

(i)	With respect to the Replacement fee, is the Company relying on Rule 11a-2 under the Investment Company Act of 1940?

Response: The Company would not be relying on Rule 11a-2 in connection with any transaction to which the Replacement fee would apply.

[1]

This example is accurate for the CVUL and MVCOLIX policies, except that the applicable fee percentage for policy year 5 for the CVUL policies is 3% and the resulting Early Termination fee would be $1,500.

(j)	The Staff commented that the Replacement fee seems expensive.

Response: The Replacement fee is designed to discourage replacement/exchange transactions and to compensate the Company for unrecovered distribution expenses and other potential costs associated with replacements or exchanges. The Replacement fee satisfies state nonforfeiture requirements and limits and is reasonable in relation to the services rendered, the expenses expected to be incurred and the risks the Company assumes in connection with replacement/exchange transactions.

2. Part C Comments

(a)	Please include the undertaking required by Rule 484 of the Securities Act of 1933 to Item 29 of Part C for file numbers 333-153253 and 333-152408.

Response: We have revised Item 29 of Part C for file numbers 333-153253 and 333-152408 to include the undertaking required by Rule 484 of the Securities Act of 1933.

(b)	Please file the actual (rather than form of) Certificate of Amendment referenced in Item 26(c) of Part C for file numbers 333-153253 and 333-152408.

Response: We have revised Item Item 26(c) for file numbers 333-153253 and 333-152408, as follows:

Item 26(c) ~~Form of~~ Certificate of Amendment of the Declaration of Intention and Charter of The Manufacturers Life Insurance Company of New York dated January 1, 2005, incorporated by reference to pre-effective amendment number 1, file number 333-131134 filed with the Commission on November 16, 2006.

(c)	Please clarify the reference to a different 1933 Act number in Item 26(k).

Response: We have amended the disclosure for Item 26(k) for 333-153252 and 333-153253, as follows:

Item 26(k) Opinion and consent of counsel regarding the legality of the securities being registered, included in Registrant’s pre-effective amendment, filed with the Commission on December 8, 2008.

We have amended the disclosure for Item 26(k) for 333-152409 and 333-152408 as follows:

Item 26(k) Opinion and consent of counsel regarding the legality of the securities being registered, included in Registrant’s pre-effective amendment, filed with the Commission on November 21, 2008.

(d)	The Staff has requested that we include certain additional Tandy Representations.

Response: Registrants do hereby acknowledge and agree:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

An oral request for acceleration of the Registrants’ amendments discussed herein may be made. The Registrants and their Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

If you have any questions about the enclosed documents, please call me at (617)-572-0313. Thank you.

Sincerely,

/s/Kimberly S. Ciccarelli

Kimberly S. Ciccarelli